NAME OF REGISTRANT
Franklin Value Investors Trust
File No. 811-05878

EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders

Franklin MidCap Value Fund
(a series of Franklin Value Investors Trust)


MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS

October 27, 2017

Proposal. To approve a plan of reorganization between the Franklin MidCap Value Fund and the Franklin Small Cap Value Fund.


Shares
Voted
% of
Total Voted
For	4,992,900	84.85%
Against	273,681	4.65%
Abstain	617,794	10.50%
TOTAL	5,884,375	100.00%